ADDENDUM TO TRANSFER AGENT AGREEMENT

THIS ADDENDUM, dated as of July 24, 2002, modifies the Transfer Agent Agreement by and between Orbitex Fund Services, Inc. (“Orbitex”) and the McCarthy Fund (the “Fund”), such Agreement being hereinafter referred to as the “Agreement.”

WHEREAS, Section 352 of the USA Patriot Act (the “Act”) and the Interim Final Rule (Section 103.130) adopted by the Department of the Treasury’s Financial Crimes Enforcement Network (the “Rule”)  require the Trust to develop and implement an anti-money laundering program and monitor the operation of its program and assess its effectiveness;

WHEREAS, in order to assist its transfer agent clients with their anti-money laundering compliance responsibilities under the Act and the Rule, Orbitex possesses various procedures designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity (the “ Monitoring Procedures”); and

WHEREAS, the Fund desires to implement the Monitoring Procedures as part of its overall anti-money laundering program and, subject to the terms of the Rule, delegate to Orbitex the day-to-day operation of the Monitoring Procedures on behalf of the Fund.

NOW THEREFORE, the parties agree, and the Agreement is hereby modified, as follows:

1.
The Fund has determined that Orbitex’s Monitoring Procedures are reasonably designed to prevent the Trust from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable law.

2.	Based on this determination, the Fund hereby instructs and directs Orbitex to implement the Monitoring Procedures on its behalf, as such may be amended or revised from time to time.

3.
It is contemplated that the Monitoring Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Fund’s anti-money laundering responsibilities, including rules relating to investor verification pursuant to Section 326 of the Patriot Act.

4.
Orbitex agrees to provide to the Fund (i) prompt written notification of any transaction or combination of transactions that Orbitex believes, based on the Monitoring Procedures, evidence money laundering activity in connection with the Fund or any shareholder of the Fund, (ii) any reports received by Orbitex from any government agency or applicable industry self-regulatory organization pertaining to Orbitex’s anti-money laundering monitoring on behalf of the Fund as provided in this Addendum, (iii) any action taken in response to anti-money laundering violations as described in (i) or (ii), and (iv) an annual report of its monitoring activities on behalf of the Fund.  Orbitex shall provide such other reports on the monitoring activities conducted at the direction of the Fund as may be agreed to from time to time by Orbitex and the Fund’s anti-money laundering compliance officer.

5.
The Fund hereby directs, and Orbitex acknowledges, that Orbitex shall (1) permit federal regulators access to such information and records maintained by Orbitex and relating to Orbitex’s implementation of the Monitoring Procedures on behalf of the Fund, as they may request, and (2) permit such federal regulators to inspect Orbitex’s implementation of the Monitoring Procedures on behalf of the Fund.

6.	This Addendum constitutes the written instructions of the Fund pursuant to the terms of the Agreement. Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Addendum as of the date and year first above written.

________________________________
Advisors Series Trust,
On behalf of the McCarthy Fund

By: /s/ Eric M. Banhazl
  Authorized Officer

Orbitex Fund Services, Inc.
(“Orbitex”)

By:   /s/ Kevin P. Meehan
     Authorized Officer